Journey Medical Corporation

9237 E Via de Ventura Blvd., Suite 105

Scottsdale, AZ 85258

VIA EDGAR

January 15, 2026

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	Journey Medical Corporation

Registration Statement on Form S-3

File No. 333-292758

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Journey Medical Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:00 p.m. Eastern time, on January 20, 2026, or as soon as practicable thereafter. The Company hereby authorizes Rakesh Gopalan or David S. Wolpa, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Gopalan at (704) 916-2374 or Mr. Wolpa at (704) 916-2375.

Thank you for your assistance in this matter.

Very truly yours,

Journey Medical Corporation

/s/ Joseph Benesch
Name: Joseph Benesch
Title: Chief Financial Officer

cc (via email):	Rakesh Gopalan and David Wolpa, Troutman Pepper Locke LLP